May 3, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attn: Mr. Jim B. Rosenberg, Senior Chief Accountant

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 22, 2012

File No. 000-26727

Dear Mr. Rosenberg,

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2012, addressed to Jeffrey H. Cooper, Senior Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (“we”, “our” or the “Company”). The Staff issued the comment letter in response to our letter to the Staff, dated April 2, 2012, pertaining to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), filed by the Company with the Commission on February 22, 2012 (“2011 Annual Report”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

STAFF COMMENTS AND COMPANY RESPONSES

Form 10-K for the fiscal year ended December 31, 2011

Management’s Discussion and Analysis

Provision for Income Taxes, page 57

1.	With regard to your response to comment three, please consider providing disclosure to explain in greater detail the impact on your effective income tax rates and obligations of certain foreign entities being profitable and incurring foreign current income tax expense and certain foreign entities incurring significant amounts of research and development expense and report significant losses in jurisdictions which do not have loss carryforwards and thus no tax benefit. It appears that separately discussing the foreign effective tax rates is important information necessary to understanding your results of operations.

Response:

The Company will expand the foreign income tax discussion in future annual filings to give the reader a better understanding of the impact of its foreign operations on its overall effective tax rate.

(21) Revenue and Credit Concentrations, page F-39

2.	Please refer to your response to our comment two. We believe disclosure of the information in your response would be useful to readers of your financial statements and should be made.

Response:

The Company hereby confirms that it will disclose the information requested by the Staff in future periodic reports if amounts past due from Italy, Spain, Portugal and Greece are a significant portion of the Company’s total receivables. The Company included such information in its Quarterly Report on Form 10-Q, filed on April 30, 2012.

(22) Income Taxes, page F-40

3.	You state “The Company has also elected to treat certain foreign entities as disregarded entities for U.S. tax purposes, which results in their net income or loss being recognized currently in the Company’s U.S. tax returns.” Provide us proposed disclosure to be included in future periodic reports identifying the countries in which disregarded entities are located and quantify the amount of net income or loss of the disregarded entities in each year.

Response:

At the end of 2011, the Company had two disregarded entities that will be included in the Company’s U.S. tax returns. The first disregarded entity is a Canadian entity that is dormant and had no income or loss for 2011 or the prior three years. The second entity is an Irish entity, which became a disregarded entity in November 2011, with a GAAP loss of ($669,342). This entity is being liquidated in 2012. Therefore, given the status of the Canadian entity and the immaterial impact of the Irish entity on the U.S. tax provision, we propose removing this statement going forward unless we have additional active disregarded entities that generate net income or loss.

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The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned at (415) 506-6700 or edavis@bmrn.com.

Sincerely,

/s/ G. Eric Davis
G. Eric Davis
Senior Vice President, General Counsel
BioMarin Pharmaceutical Inc.

cc:	Jeffrey H. Cooper, Senior Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.

Thomas R. Pollock, Esq., Paul Hastings LLP